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Exhibit (i)(2)

                                         Ropes & Gray
                                   One International Place
                                Boston, Massachusetts 02110-2624
                                        617-961-7000




                                                      December 6, 1999





Bell, Boyd & Lloyd
Three First National Plaza
70 West Madison Street
Suite 3300
Chicago, Illinois  60602-4207

Ladies and Gentlemen:

     We are furnishing this opinion in connection with the proposed offer and sale from time to time of an indefinite number of shares of beneficial interest (the "Shares") of Treasurers' Government Money Market Fund, a series (the "Series") of Millennium Income Trust (the "Trust"), pursuant to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (File Nos. 811-8816, 33-85196).

     We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust's records of Trustee action, its By-Laws and its Agreement and Declaration of Trust on file at the Office of the Secretary of State of The Commonwealth of Massachusetts. We have examined such other documents as we deem necessary for the purposes of this opinion.

     We assume that, upon sale of the Shares, the Trust will receive the net asset value thereof. We also assume that, in connection with any offer and sale of the Shares, the Trust will take proper steps to effect compliance with applicable federal and state laws regulating offerings and sales of securities.

     Based upon and subject to the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, assuming the Shares are issued and sold in accordance with the terms and conditions set forth in the Trust's prospectus forming part of the Trust's Registration Statement, as from time to time amended or supplemented, and the


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authorized consideration therefor is received by the Trust, they will be validly issued, fully paid and nonassesable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust or the Series. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and the Series and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Series for all loss and expense of any shareholder of the Series held personally liable for the obligations of the Trust or the Series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Series itself would be unable to meet its obligations.

     We consent to the Filing of this opinion as an exhibit to the aforesaid Registration Statement.



                                       Very Truly yours


                                       /s/ Ropes & Gray


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